





Karis

FAMILY DAYCARE

Building Communities With Care





Contents

Proposal Summary

Karis Family Daycare is looking to add another daycare facility to our family. We currently operate 2 high-caliber, play-based childcare facilities, specializing in infant and toddler care and development. It's our team's mission to support our communities through convenient, modern and reliable childcare that emphasizes nature, group dynamics and self growth.

In pursuit of that mission, we are proposing the construction of a custom built, fully equipped, infant and toddler center in Burbank, CA, which will be the third daycare under the Karis Family Daycare umbrella. This facility will take advantage of an optimum location, large waiting list, innovations in convenience, our spotless childcare reputation and a heavy local demand for infant/toddler specific care to continue creating explosive growth and value for Karis Family Daycare and the families we service.

We are currently seeking $200,000 in funds to use as a budget of working capital during construction, grant approval and permit/licensing processes which are currently underway.

On behalf of the entire team at Karis Family Daycare, thank you for your time and consideration of this investment opportunity.

Company Background

Karis Family Daycare was founded by owner Brenna Karis in 2016. We currently operate 2 successful home-daycares with a capacity of 24 children, a strong team of employees, and an annual gross revenue of $450,000. Through Brenna's leadership and the work of our amazing team, KFD has built a solid business reputation after 7 years of daycare operation in Glendale and Burbank and boasts countless excellent reviews from current and past clients.

Our staff members are all passionate about childcare and development with a range of education backgrounds, field experience and certifications in relevant areas. We emphasize higher than average wages and benefits to attract and retain the best childcare specialists, something that can be a challenge for daycares operating with slim margins which we have managed to avoid thanks to our historically superior service, target demographic and operational standards.

Additionally, we are bolstered by an experienced team of administrative staff and consulting advisors to fill any blind spots the executive team could miss. All these components combined have us perfectly primed for explosive growth as a company and brand in the childcare sector during this phase of expansion.

Proposed Magnolia Facility

Strategically located at 4201 Magnolia Blvd in the beloved and popular Magnolia Business District in Burbank, Ca, this proposed facility will be the third daycare under the Karis Family Daycare umbrella and will be a newly built, fully equipped, infant and toddler center serving children ages 2 months-3 years with a capacity of 40 children. The design of the building emphasizes our program's focus on nature and sensory play with a large, lush shaded outdoor spaces complete with safe interactive features and a variety of soft play surfaces, while modular buildings allow us more control over construction costs and timelines.



MAGNOLIA BLVD PERSPECTIVE

Daycare Center: project # 21-0006472 : 07.08.22 5

Proposed Magnolia Facility

Our capacity of 40 children at a time will be divided into 4 classrooms broken down as such:

Classroom 1: 12 toddlers (ages 18 mo-3 years), 2 teachers
Classroom 2: 12 infant (ages 2 mo-15mo), 3 teachers
Classroom 3: 8 infants (ages 12 mo-18 mo), 2 teachers
Classroom 4: 8 toddlers (ages 18 mo-3 years), 2 teachers.





Coming soon!
bs
Daycare Center: project # 21-0006472 : 11.17.22 4

Proposed Magnolia Facility(Current Status)

- Land/Project is dig-ready
- $160,000 invested securing and preparing the space so far
- Pre-construction package complete
- Architectural renderings, engineering blueprints, and land survey complete
- Construction cost itemization/projections available
- Materials submitted to relevant local and state based parties for permitting and grant approval.


ENCLOSED ROOFTOP UNITS
SHADED CANOPY
EXIT
ENTRANCE
MAGNOLIA BLVD


GATE TO PARKING / DROPOFF
PRIVACY FENCE
SOFT PLAY SURFACE
MODULAR BUILDINGS
MECHANICAL ENCLOSURE
CUSTOM FACADE
PRIVACY PLANTER BOX
TOP OF ENCLOSURE 14' - 0"
LEVEL 02 11' - 0"
TOP OF WINDOWS 8' - 0"
LEVEL 01 0' - 0"

SECTION PERSPECTIVE

Program Outline

Community Driven Care

Karis Family Daycare sets itself apart from other childcare facilities by providing high-quality, play-based care that values community and communication and collaboration between teachers and parents. We aim to support the families we serve in an effort to create stronger communities.

Play Based Growth

We recognize the importance of play in a child's development and we encourage children of all ages to get involved and messy in activities, with a unique emphasis on supervised outdoor exploration and self-directed learning through art and other activities, such as cooking, water play, gardening and dance.

Fresh and Delicious

It's important for us that we maintain high nutritional standards and provide delicious meals that will encourage children to expand their culinary horizons as another way to ensure we are assisting their development all around. Our shared meal times give children the opportunity to develop social skills like sharing, respect for different ages and abilities, communication, observation, and conflict resolution.

Modern Service

Our team is always seeking opportunities to integrate tech to stay ahead of the curve in daycare customer convenience and experience. We use software to post pictures from class, send messages to parents as a group or individually, attendance logging, and billing. Integrations like these have allowed us to transition to exclusively electronic report and record filing.

Market Analysis

- Compound annual growth rate for childcare of 4.2% over the next several years (Grandview Research Institute, 2022)

- Burbank population of 125,000 and daytime transient population of 250,000 people

- 12,000 Children in Burbank under 5(U.S Census Bureau, 2022)

- Due to a shortage of accessible childcare in our penetrated markets, we have consistently been able to maintain a waitlist of over 60 clients seeking childcare since our opening in 2016, including during our current expansion, with a large concentration of parents seeking infant specific care.



Market Projections(12 Months)

Projected Total Revenue:
$1,253,750

Projected Net Income:
$450,927

Projected EBITDA:
$558,409



Total U.S
Childcare Market

$65 Billion and growing



California
Childcare Market

$5.5 Billion



Karis Family
Daycare Magnolia
Facility Projected
Market Capture
$1.2 Million